Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On September 14, 2021, Embark issued a press release entitled “Embark and HP Inc. Introduce EV Drayage within Autonomous Truck Operations to Reduce Emissions and Create Sustainable Truck Lanes”. The press release announces Embark’s joint initiative with HP Inc. to combine electric and autonomous truck technology and create a more sustainable distribution network. A copy of the press release is set forth below.

Embark and HP Inc. Introduce EV Drayage within Autonomous Truck Operations to
Reduce Emissions and Create Sustainable Truck Lanes

Pilot program uses BYD electric trucks to complete first- and last-mile deliveries to and from Embark transfer points in the Los Angeles area, eliminating greenhouse gas emissions and harmful pollutants.

SAN FRANCISCO, CA –– September 14 –– Embark Trucks Inc., a leading developer of self-driving software for the trucking industry, today announced a joint initiative with HP Inc. to combine electric and autonomous truck technology and create a more sustainable distribution network. The two companies launched an electric truck drayage pilot in the Los Angeles area, where local loads are hauled to and from Embark’s highway-adjacent transfer points using BYD 8TT electric trucks operated by human drivers, while the longer middle segment of the haul is completed autonomously by trucks equipped with the Embark Driver software.

This EV drayage pilot gives HP the ability to leverage electric trucks – which currently have a driving range best suited for drayage operations – in a meaningful way within its supply chain, seamlessly complementing the efficiencies provided by Embark-equipped autonomous trucks, which are 10% more fuel efficient than human-operated trucks. Adopting both long-haul autonomous trucks and EV drayage enables HP to remove up to 50,000 tons of carbon dioxide (CO2) and other pollutants from its distribution network over the next ten years, according to preliminary research by Embark.

The stakes are high. The greater Los Angeles area is a leading emitter of greenhouse gases and is especially affected by harmful diesel emissions. San Bernardino, home to much of Southern California’s trucking and warehouse infrastructure, had 130 bad air days for ozone pollution in 2020. In the South Coast Air Basin, heavy duty vehicles like trucks contribute 32% of mobile source nitrogen oxide emissions that react in the atmosphere to form ozone and particulate matter. These pollutants are linked to respiratory and cardiovascular problems and other adverse health impacts that lead to serious medical conditions and premature deaths.

Since May 2021, warehouses in the Inland Empire are subject to new air quality regulations meant to address these health concerns. Leveraging sustainable freight technologies like EVs and AVs is a key way to reduce emissions and ensure compliance with these rules.

“We’re excited to see innovative companies like HP, Embark, and BYD step up to help the State of California meet its ambitious emission reduction goals,” said Assembly Majority Leader Eloise Gomez Reyes. “With zero-emissions short-haul and autonomous long-haul trucks working in tandem, we’re improving air quality in California’s disadvantaged communities and addressing the climate crisis head-on.”

By working with innovative regional drayage providers like 4 Gen Logistics – which operates the BYD EV trucks used in the pilot – HP and Embark are aligning with the goals of local communities and local policymakers, working collaboratively to make Southern California cleaner, safer, and healthier.

“We’re combining the best of both worlds with this partnership, pairing the middle-mile strengths of autonomous trucks with the sustainability benefits of electric trucks in urban road settings,” said Alex Rodrigues, CEO of Embark. “Autonomous and electric trucks represent a powerful tool for companies like HP to help the trucking industry reduce harmful diesel emissions while continuing to deliver goods to the businesses and consumers who need them.”

HP joined Embark’s Partner Development Program in May 2021, with the intent of piloting a program for autonomous trucks as an element in achieving its broader carbon footprint and sustainability goals. Embark-equipped trucks offer better fuel economy, less idling, and the creation of EV drayage opportunities with Embark’s highway-adjacent transfer points. Since announcing the partnership, Embark and HP have delivered regular weekly hauls of hardware between HP’s Los Angeles and Phoenix distribution facilities.

“HP’s goal is to achieve net zero greenhouse gas emissions across our value chain by 2040,” said Jessica Kipp, Global Head of WW Logistics, HP. “We’re driving innovative solutions with the support of partners like Embark and BYD to reduce the environmental impact of traditional trucks within our supply chain while increasing speed and efficiency for customers.”

Embark’s transfer point model, with its short first-mile and last-mile legs in urban environments, offers the perfect opportunity for shippers like HP to utilize BYD’s electric trucks, eliminating smog, diesel-emitted NO2, and CO2 emissions in cities.

“BYD is excited to be part of this creative solution to decrease emissions from freight movement that pollute the air and harm vulnerable communities,” said Vincent Pellecchia, Strategic Account Manager of BYD Motors. “As the global leader in the deployment of medium and heavy duty electric vehicles, BYD is committed to reducing air pollution and fighting climate change. By working with Embark, we’re giving storied companies like HP the tools they need to create sustainable supply chains end-to-end.”

This EV drayage pilot marks another key milestone for Embark as the company works toward its timeline of commercializing autonomous trucks by 2024. In June 2021, Embark unveiled its go-to-market strategy and entered into a definitive business combination agreement with Northern Genesis Acquisition Corp. II (NYSE: NGAB) (“Northern Genesis 2”). Upon closing of the proposed business combination in the second half of 2021, subject to a vote by the shareholders of Northern Genesis Acquisition Corp. II, Embark will become a publicly traded company and will list on the NASDAQ under the ticker symbol “EMBK.”

About Embark Trucks

Embark is an autonomous vehicle company building the software powering autonomous trucks, focused on improving the safety, efficiency, and sustainability of the nearly $700 billion a year trucking market. Headquartered in San Francisco, CA since its founding in 2016, Embark is America’s longest-running self-driving truck program. The company partners with some of the largest shippers and carriers in the nation, collectively representing over 30,000 trucks.

Embark’s mission is to realize a world where consumers pay less for the things they need, drivers stay close to the homes they cherish, and roads are safer for the people we love. To learn more about Embark, visit embarktrucks.com.

About HP

HP Inc. creates technology that makes life better for everyone, everywhere. Through our product and service portfolio of personal systems, printers and 3D printing solutions, we engineer experiences that amaze. More information about HP Inc. is available at http://www.hp.com.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K and Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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